UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*

                                RMS Titanic, Inc.
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                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
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                         (Title of Class of Securities)

                                   0007496121
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                                 (CUSIP Number)

                                Gerald L. Couture
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                                  P.O. Box 3880
                            Clearwater, Florida 33767
                                       [ ]
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 1, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78401R 10 1

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       1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                   Gerald L. Couture


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       2. Check the Appropriate Box if a Member of a Group (See Instructions)

                   (a)      [   ]

                   (b)      [   ]


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       3.          SEC Use Only
                   ............................................................

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       4.          Source of Funds (See Instructions)
                   OT

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       5.          Check if Disclosure of Legal Proceedings Is Required Pursuant
                   to Items 2(d) or 2(e) [   ]


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       6.          Citizenship or Place of Organization
                   United States of America

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Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With
                   7.       Sole Voting Power
                            1,745,874*

                   -------------------------------------------------------------
                   8.       Shared Voting Power
                            -0-*

                   -------------------------------------------------------------
                   9.       Sole Dispositive Power
                            1,745,874*

                   -------------------------------------------------------------
                   10.      Shared Dispositive Power
                            -0-*

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       11.         Aggregate Amount Beneficially Owned by Each Reporting Person
                   1,745,874*

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       12.         Check if the Aggregate Amount in Row (11) Excludes Certain
                   Shares (See Instructions) [   ]

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       13.         Percent of Class Represented by Amount in Row (11) 8.1%**

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       14.         Type of Reporting Person (See Instructions)
                   IN

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* Includes 750,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by the Reporting Person. Such shares have no voting rights until issued upon exercise of such stock options.

** Percentage calculated on the basis of 21,580,047 shares of Common Stock issued and outstanding, which includes 19,275,047 shares of Common Stock issued and outstanding as of July 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 2004, and 1,555,000 shares of Common Stock that the Issuer is contractually obligated to issue and intends to issue with the next 60 days and 750,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by the Reporting Person.


Item 1.                   Security and Issuer


         This statement relates to the common stock, par value $0.0001 per share (the "Common Stock") of RMS Titanic, Inc. (the "Issuer), whose principal executive offices are located at 3340 Peachtree Rd, NE, Suite 2250, Atlanta, GA 30326


Item 2.                   Identity and Background

(a) This statement is filed by Gerald L. Couture (the "Reporting Person").

(b) The Reporting Person's business address is P.O. Box 3880, Clearwater, Florida 33767.

(c) The Reporting Person is Vice President-Finance and Chief Financial Officer of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the United States of America.

Item 3.                   Source and Amount of Funds or Other Consideration



         The acquisitions of shares of Common Stock and options to purchase shares of Common Stock reported on this Schedule 13D were granted by the Issuer in consideration of services provided by the Reporting Person to the Issuer.


Item 4.                   Purpose of Transaction



            The acquisitions of shares of Common Stock and options to purchase shares of Common Stock reported on this Schedule 13D were acquired in consideration of services provided by the Reporting Person to the Issuer. Such acquisitions were made for investment purposes.

               As of February 4, 2002, the Issuer and the Reporting Person entered into a four-year employment agreement, incorporated by reference herein as Exhibit B (the "2002 Employment Agreement") pursuant to which the Reporting Person was entitled to: (A) an annual base salary, subject to a minimum increase of 5% per year, of $270,000 which, at the Reporting Person's option may, in lieu of cash, be paid in the form of shares of Common Stock on the terms of the Stock Alternative determined as of the date of the Reporting Person's election to receive shares of Common Stock in lieu of cash; and (B) immediately vested and exercisable options to purchase 600,000 shares of Common Stock at a price of $0.40 per share expiring on February 4, 2012 which were issued pursuant to the 2000 Stock Option Plan, incorporated by reference herein as Exhibit A (the "2000 Plan").

         As of April 10, 2004, the Issuer and Reporting Person entered into an amendment to the 2002 Employment Agreement, incorporated by reference herein as Exhibit C (the "2004 Amendment") pursuant to which the Reporting Person was entitled to immediately vested and exercisable options to purchase 300,000 shares of Common Stock at a price of $1.64 per share expiring on April 10, 2014 which were issued pursuant to the Issuer's 2004 Stock Option Plan, attached hereto as Exhibit E (the "2004 Plan").

         As of July 30, 2004, the Reporting Person agreed to surrender options to purchase 600,000 shares of Common Stock in exchange for 300,000 shares of Common Stock by Letter Agreement dated July 30, 2004, filed herewith as Exhibit
D. The Issuer and the Reporting Person agreed to this surrender and issuance because the authorized capital stock of the Issuer set forth in the Issuer's Articles of Incorporation is 30,000,000 shares of Common Stock. The reduction in the number of shares of Common Stock reserved for issuance on the exercise of stock options resulting from the surrender of stock options by Gerald Couture will permit the Issuer to issue additional shares of Common Stock to third parties without amending its Articles of Incorporation. The surrendered options included the following: (a) options exercisable for 300,000 shares at an exercise price of $1.625 and a maturity of April 25, 2010; and (b) options exercisable for 300,000 shares at an exercise price of $1.64 and a maturity of April 10, 2014.

         The Reporting Person intends to review his investment in the Issuer on a continuing basis and will consider and evaluate any strategic alternatives which are or may become available to him with respect to his holdings in the Issuer. In that connection, and depending upon, among other things, current and future trading prices for the Common Stock, Issuer's business, results of operations, financial condition and future prospects, conditions in the securities market, general economic and industry conditions, individual tax and other portfolio considerations and personal needs, the Reporting Person may from time to time consider a number of possible strategies for enhancing the value of his investment in the Issuer, or other extraordinary matters relating to the Issuer, including, among other things: continued ownership of the shares of Common Stock beneficially owned by him, acquiring additional securities of the Issuer in the open market, in privately negotiated transactions, upon exercise of stock options or otherwise; disposing of some or all of the securities of the Issuer beneficially owned by him; proposing or seeking to effect a financing or other capital raising transaction involving the issuance of additional securities of the Issuer to the Reporting Person or some other person or persons; proposing or seeking to effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or its subsidiary, or a sale or transfer of a material amount of assets of the Issuer or its subsidiary; or proposing or effecting any other transaction or matter that would constitute or result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of Schedule 13D.

         Such review and the considerations noted above may lead to the taking of any of the actions set forth above or may lead the Reporting Person to consider other alternatives. However, there can be no assurance that the Reporting Person will develop any plans or proposals with respect to any of the foregoing matters or take any particular action or actions with respect to some or all of his holdings in the Issuer. There can be no assurance as to the timing of any such matters should they be so pursued by the Reporting Person.

            Except as noted above, as of the date of this Schedule 13D, the Reporting Person has no plans or proposals which relate to or would result in any of the transactions, matters or effects enumerated in Item 4(a)-(j) of
Schedule 13D.

Item 5.                   Interest in Securities of the Issuer



The Reporting Person beneficially owns 1,745,874 shares of Common Stock or 8.1% of the issued and outstanding shares of Common Stock calculated on the basis of 21,580,047 shares of Common Stock issued and outstanding, which includes 19,275,047 shares of Common Stock issued and outstanding as of July 9, 2004, as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarter ended May 31, 2004, and 1,555,000 shares of Common Stock that the Issuer is contractually obligated to issue and intends to issue with the next 30 days and 750,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by the Reporting Person.

(a) The Reporting Person has sole voting and dispositive power with respect to 1,745,874 shares of Common Stock which number includes 750,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by the Reporting Person that are not currently eligible to vote.

(b) The following transactions in the Common Stock were effected by the Reporting Person during the period commencing 60 days prior to February 1, 2002 through the date of this filing:


                  Increase or
                 (Decrease) in
                  Number of
                  Shares                                      Total Shares
                  Beneficially                                Beneficially
Date              Owned               Price Per Share         Owned            Note
-----------------------------------------------------------------------------------------
02/01/02          600,000                   N/A               1,358,374         (1)

02/01/02          (75,000)                  N/A               1,283,374         (2)

02/01/02           75,000                   N/A               1,358,374         (2)

12/12/03          312,500                   $0.16             1,670,874         (3)

12/12/03            75,000                  N/A               1,745,874         (4)

04/10/04          300,000                   N/A               2,045,874         (5)

07/30/04         (600,000)                  N/A               1,445,874         (6)

07/30/04          300,000                   N/A               1,745,874         (6)(7)

     (1) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $0.40 per share which expires on February 1, 2012 granted in consideration of services to the Issuer.

     (2) The exercise price of the option to purchase 75,000 shares of Common Stock which was granted on January 26, 2001 was reduced from to $1.15 per share to $0.40 per share in consideration of services to the Issuer.

     (3) Original issuance by the Issuer of shares of Common Stock in lieu of salary in the amount of $50,000.

     (4) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $0.32 per share which expires on December 12, 2013 granted in consideration of services to the Issuer.

     (5) Shares of Common Stock issuable upon the exercise of immediately exercisable stock options with an exercise price of $1.64 per share which expires on April 10, 2014 granted in consideration of services to the Issuer.

     (6) Surrender of options to purchase 600,000 shares of Common Stock in exchange for 300,000 shares of Common Stock. The surrendered options included the following: (a) options exercisable for 300,000 shares at an exercise price of $1.625 and a maturity of April 25, 2010; and (b) options exercisable for 300,000 shares at an exercise price of $1.64 and a maturity of April 10, 2014.

     (7) Total Shares Beneficially Owned includes 995,874 shares of Common Stock that are currently outstanding and 750,000 shares of Common Stock that are issuable upon the exercise of currently exercisable stock options held by the Reporting Person.

(c) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of any of the shares of Common Stock beneficially owned by the Reporting Person.

(d) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Except as set forth above in Items 5(c) (which information is incorporated herein by reference) and below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Common Stock.

Item 7.        Material to Be Filed as Exhibits


A. The Issuer's 2000 Stock Option Plan (incorporated herein by reference from the Issuer's Form 10-K for year ended February 29, 2000)

B. Employment Agreement dated February 2, 2002 between the Issuer and Gerald Couture (incorporated herein by reference to the Issuer's Form 10-K for year ended February 28, 2002)

C. Amendment to Employment Agreement dated April 10, 2004 between the Issuer and Gerald Couture (incorporated by reference to the Issuer's Form 10-K for the year ended February 29, 2004).

D. Letter Agreement dated July 30, 2004 between the Issuer and Gerald Couture (filed herewith).

E. The Issuer's 2004 Stock Option Plan (incorporated by reference to the Issuer's Form 10-K, Amendment 1 for the year ended February 29, 2004)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

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                                      /s/ GERALD L. COUTURE
Date:  August 3, 2004               _____________________________
                                          Gerald L. Couture




                                                                       EXHIBIT D


                         [RMS Titanic, Inc. Letterhead}


                                  July 30, 2004


Gerald Couture
901 Chestnut Street, Suite A
Clearwater, Florida 33756

Re:      Forfeiture of Certain Options in Exchange for Common Stock

         Dear Gerry:

         As you know, RMS Titanic, Inc. is proposing to offer certain of its securities in a private placement and is proposing to engage Sands Brothers International Limited to serve as its exclusive selected dealer in connection with the Offering. In order to proceed with the Offering and insure that the Company has adequate shares available for issuance in the Offering, the Selected Dealer has requested that you immediately forfeit options to acquire an aggregate of 300,000 shares of the Company's common stock.

         You hereby agree to exchange options to acquire an aggregate of 600,000 shares of the Company's common stock and hereby tender the option agreements for such options to the Company for cancellation and re-issuance for the balance of any options, if any, covered by such option agreement that have not been cancelled hereby for 300,000 shares of the Company's common stock, par value $0.0001, which shall be validly issued, fully paid and non-assessable. The options so surrendered are listed on Schedule A attached.

         You hereby agree to take such further actions as are necessary to effect the purposes of the agreements contained in this letter.

                                        RMS Titanic, Inc.



                                        -------------------------------
                                          Arnie Geller
                                          President and Chief Executive Officer

Accepted and Agreed:



------------------------------------------------
Gerald Couture


------------------------------------------------
Date

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                                   Schedule A
                                Options Exchanged

Grant Date                 Shares Underlying Grant   Exercise Price
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4/24/2000                      300,000                    $1.625
4/10/2004                      300,000                    $1.64